FILINGS, OPTIONS & WARRANTS

Langley, BC, Canada: JANUARY 30, 2004 – CONTINENTAL ENERGY CORPORATION ("Continental", OTC-BB: CPPXF) announces that it has made additional electronic filings on EDGAR on January 23, 2004 to supplement and amend the Form-20F annual report it filed on January 16, 2003 in accordance with section 906 of the Sarbanes-Oxley act.

The Company's annual general meeting was held on January 21, 2004 in the Company's registered offices in Vancouver, BC, Canada. All actions proposed by management in the Information Circular distributed to shareholders in advance of the meeting were adopted by majority vote of the quorum of shareholders present or represented by proxy.

The Company is setting 2,500,000 common share stock options at an exercise price of US$ 0.20 valid until July 30, 2005 for financial advisors of the Company.

The Company has cancelled 2,000,000 common share stock options originally granted to principals of China Wisdom International (HK) Ltd. as a results of the termination of their employment by the Company's Continental-GeoPetro (Bengara-II) Ltd. subsidiary coincident with the Company's termination of its farm out agreement with China Wisdom.

Another 1,500,000 common share stock options originally granted to a group of individual finders instrumental in assisting the Company arrange the China Wisdom farm out were also cancelled.

Pursuant to a name change certificate issued by the British Virgin Islands registrar of international business companies on December 16, 2003 the Company's Bengara-II Block operating subsidiary has changed its name from Continental-Wisdom-GeoPetro (Bengara-II) Ltd. to Continental-GeoPetro (Bengara-II) Ltd.

Continental Energy Corporation is a small exploration company with world class properties focusing its efforts on discovering major reserves in Indonesia. Continental owns interests in three oil and gas concessions covering 3 million acres in Indonesia, the Bengara-II Block and the Bangkudulis Block and the Yapen Block.

On behalf of the Board,

“Original Signed by Gary R. Schell”

___________________

Gary R. Schell, Director

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact Craig Doctor 604-278-4656 or Mr. Gary Schell  604-532-6066 or

Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240